

China Precision Steel, Inc.

Corporate Presentation

January 2007

Safe Harbor Statement

- *Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth in this presentation that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which may include, but are not limited to, such factors as industry cyclicality and over capacity, increased price of raw materials, increased cost related to environmental compliance, ability to compete with international steel companies, regulatory changes in China and the U.S. and other information detailed from time to time in the China Precision Steel filings and future filings with the United States Securities and Exchange Commission.*

- *The forward-looking statements contained in this presentation are made only of this date, and China Precision Steel is under no obligation to revise or update these forward-looking statements.*



Equity Snapshot

Listed on the NASDAQ

Symbol:	CPSL
Price (12/29/06):	$10.75
Market Cap:	$290.05 mil
Shares Outstanding:	26.98 mill
Revenues (FY 06):	$34.9 mil
Net Income (FY 06):	$7.5 mil
Fiscal Year:	June 30
Auditors:	Murrell, Hall, McIntosh & Co. PLLP
Legal:	Kirkpatrick & Lockhart Preston Gates Ellis LLP

Corporate Overview

China Precision Steel is a niche precision steel processing company that processes highly specialized precision ultra-thin (3.0 mm to 0.03 mm) cold-rolled steel products

- **Exclusive rights to commercialization of technology**

- **Headquarters: Shanghai, PRC**

- **10,000 square meters production facilities in Shanghai**

- **280 employees**

- **1/2 tax rate through 2008**



Key Accomplishments



Dec 29, 2006: Began trading on NASDAQ under ticker CPSL

Oct 2006: Commenced production from 1400mm cold rolling mill of the new facility

Sept 2006: Submitted listing application to NASDAQ for listing of the surviving entity under the name China Precision Steel, Inc.

Aug 2006: Proxy statement submitted to the SEC by NASDAQ listed OraLabs Holding Corp. (NASDAQCM: OLAB) for a reverse takeover with the Company

Sept 2005: Laid foundation for phase II new facility consisting two cold rolling mills of width 1400 mm and 1700 mm

June 2004: Became a wholly-foreign owned enterprise ("WFOE")

Feb 2003: Commenced production of cold rolled steel products

July 2002: Shanghai Chengtong Precision Strip Co., Ltd established in Shanghai as a sino-foreign JV

Investment Highlights



- **Rapidly growing niche segment**

- **Developing leading brand in China**

- **Expanding manufacturing capacity**

- **Experienced management team**

- **Expanding to international markets**

- **Patent protected technology**

Business Strategy

- **Take commodity steel and** *create premium specialty steel*

- **Focus on** *niche markets* **with** *sustainable margins*

- **High value products allows raw material** *price fluctuations* **to be** *passed on to customers*

- **Higher average selling price on new capacity yields** *higher profit margin*

- **Building highly competitive** *national leading brand*

- **Leverage** *China's lower operating cost base* **at international standards**



Growth Drivers

- **China's booming economy and growing exports supports increasing nationwide demand for:**

  - **Automobile parts**

  - **Saw blades**

  - **Textile needles**

  - **Microelectronics**

  - **Food packaging materials**

  - **Packing and container**



- **Domestic market for cold-rolled steel sheets is estimated at 20 million tons**

- **Ultra-thin products = approximately 2.0 million tons**

- **Chinese production = less than 15% of domestic demand**

- **Imports = 85% - 90% of total demand**

Growth Rate in China 2000- 2005



354.1%

270.3%

175.4%

133.5%

70.8%

Autos   Sedans   Containers   Refrigerators   Air-conditioners

Source: Steelhome.com

Strong Market Position

- **Relatively new niche to China**
  - China's high precision steel industry lags behind the international standards
  - Limited domestic competition

- **ONLY Chinese manufacturer producing cold-rolled steel with**
  - Width greater than 1000 mm - up to 1700mm
  - More than 2.5mm in thickness - up to 7.5 mm

- **Prices are generally 10% less then international competitors with faster delivery time and equal quality**



Specialty Steel Products

- **Ultra-thin cold-rolled precision steel strips ranging from 3.0 mm to 0.03 mm**

- **40 different types of precision steel products**

- **Over one hundred specifications**

Product Category	Gross Margins	Applications
❖ **Low carbon cold-rolled steel** Thickness: 0.05 – 0.2 mm	**10%**	**Food packaging, dry batteries, electronic devices, kitchen tools**
❖ **High carbon cold-rolled steel** Thickness: 0.5 to 2.5 mm	**20% - 30%**	**Automobile components, saw blades, weaving needles, springs**





Low Carbon Steel Series



Food Packaging



Home Appliances



Batteries

High Carbon Steel Series



Clutch



Plane Friction Disk



Saw



Knives



Weaving needle

❖ **Automobile Components**

❖ **Grinding Pieces**

❖ **Saw Blades**

❖ **Weaving Needles**

❖ **Bearing Springs**

❖ **Mechanical Components**

Rapid Capacity Expansion

 

Install two cold-roll mills

1,400mm width
150,000 tons capacity

1,700mm width
150,000 tons capacity

Started production in
October 2006

Begin production
June 2007

Enhanced Competitive Position

Increased Production Capacity

- Annual production capacity increases by 300,000 tons bringing total capacity to 400,000 tons

Expanded product range

- 1400mm cold-rolling mill enables expansion of products, e.g. automobile seatbelt springs

- Focus production on high strength steel and ultra-thin steel optimizes manufacturing efficiency

Added competitive edge

- Capability to process cold-rolled steel in thicknesses up to 7.5mm.

- ONLY manufacturer in the PRC capable of delivering cold-rolled steel coils of more than 2.5mm in thickness and up to 1700mm width

Research and Development

- **Development and advancement of precision steel production processing techniques**

- **Developed production of special ultra-thin but sturdy cold-rolled precision steel products**
  - **Ratio of width to thickness of 10,000 times**

- **Specific projects include**
  - **Coiled springs for automotive seat belts**
  - **Steel for igniters in automotive air bag inflation devices**

- **Engineers constantly interact with customers**

- **Annual research and development budget is set each year at approximately 1% of revenue**



International Quality Control

- **Accreditation of the International Organization for Standardization ("ISO") Technical Standards ("TS") 16949 in 2004**

- **ISO Technical Specifications compatible with global automotive industry quality systems standards**

  - **American (QS-9000)**

  - **German (VDA6.1)**

  - **French (EAQF)**

  - **Italian (AVSQ)**





Management Team

Wo Hing Li, Chairman and President
- **Chairman and President since July 2002**
- **Non-Executive Director of China Petrotech Holdings Limited**
- **Master Degree in Business Administration, Murdoch University of Australia**
- **PhD in Management, the University of International Business & Economics of China and the European University of Ireland**

Hai Sheng Chen, Vice President and General Manager, Senior Engineer
- **Co-founder of China Precision Steel**
- **Executive MBA Degree, China Europe International Business School**
- **Bachelors Degree in Metallic Pressure Processing, Beijing University of Science and Technologies**

Leada Tak Tai Li, Chief Financial Officer, Secretary and Treasurer
- **Bachelor of Commerce Degree with a dual major in Bachelor Accounting and Finance, University of Melbourne in Australia**
- **Master of Science Degree in Accounting and Finance, Napier University, United Kingdom.**

Gou Di Lu, Deputy General Manager
- **Bachelor Degree in Business Administration, Shanghai No. 2 University of Industry**
- **Bachelor Degree in metallic pressure processing, Shanghai Metallurgical College**

Consolidated Statements of Operations

In $ millions	2004	2005	2006
Revenue	$17.40	$53.14	$34.88
Cost of goods sold	$16.41	$45,56	$24.89
Gross profit	$1.01	$7.58	$10.00
Total operating expenses	$0.57	$0.77	$0.67
Income from operations	$0.44	$6.81	$9.32
Total other income	$0.24	$0.44	$0.27
Net income before income tax	$0.20	$6.37	$9.05
Provision for income tax	-	-	($1.54)
Net income	$0.20	$6.37	$7.51
Profit Margin	1.1%	12%	21.5%
Foreign currency translation adjustment	-	-	$0.75
Comprehensive income	$0.20	$6.37	$8.26

Increasing Net Margin & Profit





Gross Margins / Crude Steel Prices



Select Balance Sheet Data

In $ millions	Pro-forma	1Q 2007	FY 2006
Cash and Equivalents	$19.08	$0.88	$0.20
Current Assets	$51.01	$32.81	$23.15
Total Assets	$81.39	$63.19	$45.57
Current Liabilities	$45.45	$45.45	$30.74
Long-term Liabilities	$3.15	$3.15	$3.15
Shareholders' Equity	$32.78	$14.58	$11.68

Financial Forecast

In $ millions	2006 A	2007 E	2008 E
Revenue	$34.881	$50.543	$62.195
Cost of goods sold	24.892	34.912	42.226
Gross profit	9.989	15.631	19.969
Other expenses	0.940	2.491	2.960
Net income before income tax	9.049	13.140	17.009
Provision for income tax	(1.535)	(2.183)	(2,950)
Comprehensive income	8.260	10.951	14.059





Transaction Summary

- **Raising US $20,000,000 through issuance of a common stock PIPE transaction**

Use of Proceeds:

- **$11,000,000 to finish construction of new production facilities**

- **$5,000,000 for working capital focused at ramping production in the new plant**

- **Balance of proceeds used to fund corporate overhead including:**

  - **Sarbanes-Oxley related expenses**

  - **Auditing and Legal Fees related to the reverse merger transaction**

  - **Investor Relations programs**

Share Capitalization

Share Cap Table	Shares	@close %
Common Stock PIPE	8,000,000	23%
Management	22,680,000	66%
Belmont Capital	2,160,000	6%
Existing Public Shareholders (existing shareholders)	1,620,000	5%
	34,460,000	100%
Market Capitalization	$290,050,000	
Pro-forma P/E based on last 12 months (September 2006)	10.07	

Investment Summary

- **Strong competitive positioned to dominate ultra-thin high carbon steel industry in China**

- **Focus on high-value, high margin products**

- **Market growth from increasing production of exports and domestic products**

- **Expanding production capacity**

- **Strong competitive advantages in domestic and international marketplace**

- **Experienced management team**

